VIA EDGAR

August 1, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Caleb French

                    Amanda Ravitz

Re:	Ichor Holdings, Ltd.

Registration Statement on Form S-1, as amended

Initially Submitted July 21, 2017

File No. 333-219601

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering of ordinary shares of Ichor Holdings, Ltd. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m., Eastern Time, on August 3, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 31, 2017, through the date hereof:

Preliminary Prospectus dated July 31, 2017:

986 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

As Representative of the several Underwriters

By:	Deutsche Bank Securities Inc.

By:	/s/ Faiz Khan
Name: Faiz Khan
Title: Managing Director

By:	/s/ Ryan Cunn
Name: Ryan Cunn
Title: Director

Signature Page to Acceleration Request Letter